December 12, 2014

Lyn Shenk, Branch Chief

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street N.E.

Washington, DC 20549

Re:	Teekay Corporation

Form 20-F for Fiscal Year Ended December 31, 2013

Filed April 28, 2014

File No. 001-12874

Dear Mr. Shenk:

We have reviewed your letter to us of December 5, 2014 setting forth staff comments on Teekay Corporation’s (“Teekay” or the “Company”) Form 20-F for the fiscal year ended December 31, 2013. This letter responds to the comments made by the staff in your letter. For your convenience, the responses have been keyed to the comments. Page numbers in the responses refer to the Form 20-F as filed.

Notes to the Consolidated Financial Statements, page F-8

Summary of Significant Accounting Policies, page F-8

Basis of Presentation, page F-8

SEC Comment

1. Please tell us and revise the notes to your financial statements to disclose a brief description of the principles followed in consolidating separate subsidiaries’ financial statements in accordance with Rule 3A-03 (a) of Regulation S-X and disclose your basis for consolidation of your significant operating subsidiaries. Specifically, we note from other sections of the filing that although you own a minority interest of 25.1 percent of Teekay Tankers Ltd., you consolidate it on the basis of controlling 53.1 percent of its voting power. We also note that although you own minority interests of 27.3 percent and 33.3 percent of Teekay Offshore Partners L.P. and Teekay LNG Partners L.P., respectively, you consolidate them on the basis of controlling them through your 100 percent beneficial ownership of their general partner interests.

Response to Comment #1

In future filings, the Company proposes to revise its disclosure in substantially the form as follows (appropriately updated to reflect results for 2014 and future periods):

Basis of presentation

The consolidated financial statements have been prepared in conformity with U.S. generally accepted accounting principles (or GAAP). They include the assets, liabilities, revenues and expenses of Teekay Corporation (or Teekay), which is incorporated under the laws of The Republic of the Marshall Islands, and its wholly-owned or controlled subsidiaries (collectively, the Company). Teekay’s non-wholly owned subsidiaries are consolidated in these consolidated financial statements if Teekay has a controlling financial interest in them. Certain of Teekay’s significant non-wholly owned subsidiaries are consolidated in these financial statements even though Teekay owns less than a 50% ownership interest in the subsidiaries. These significant subsidiaries include the following publicly traded subsidiaries (collectively, the Public Subsidiaries): Teekay LNG Partners L.P. (or Teekay LNG); Teekay Offshore Partners L.P. (or Teekay Offshore); and Teekay Tankers Ltd. (or Teekay Tankers). As of December 31, 2014, Teekay’s ownership interests in Teekay LNG, Teekay Offshore and Teekay Tankers were [    ]%, [    ]% and [    ]%, respectively. While Teekay owns less than 50% of each of the Public Subsidiaries, Teekay maintains control of Teekay LNG and Teekay Offshore by virtue of its 100% ownership interest in the general partners of Teekay LNG and Teekay Offshore, which are both master limited partnerships, and maintains control of Teekay Tankers through its ownership of a sufficient number of Class A common shares and Class B common shares, which provide increased voting rights, to maintain a majority voting interest in Teekay Tankers. Where Teekay’s ownership interest in a consolidated subsidiary is less than 100%, the non-controlling ownership interests are reported in the Company’s consolidated balance sheets as a separate component of equity. The non-controlling interest in the Company’s net income (loss) is reported in the Company’s consolidated statements of income (loss) as a deduction from the Company’s net income (loss) to arrive at net income (loss) attributable to stockholders of Teekay. The amount of non-controlling interest in the Company’s net income (loss) is determined based on the relative ownership interests of the non-controlling interests compared to the controlling interest, with the exception of the net income (loss) of Teekay LNG and Teekay Offshore, which is allocated based on the relative rights of the non-controlling interests and the controlling interests of these entities to the amount of net income (loss) of these entities through cash distributions. Significant intercompany balances and transactions have been eliminated upon consolidation.

SEC Comment

2. We note the reconciliation of net income (loss) to net loss attributable to stockholders of Teekay Corporation on your consolidated statements of income (loss). Please tell us the basis for the attributing amounts to the parent and the non-controlling interests and tell us how amounts are calculated as it relates to your non-controlling interests, such as net (income) loss attributable to non-controlling interests on the consolidated statements of income (loss).

Response to Comment #2

A. Attribution of Net Income (Loss) to the Controlling Interest and Non-Controlling Interests

Accounting standards codification (or ASC) 810-10-45-20 indicates that “net income or loss and comprehensive income or loss, as described in Topic 220, shall be attributed to the parent and the noncontrolling interest”. The ASC does not prescribe a specific attribution method that must be used. In determining how to attribute net income or loss and comprehensive income or loss, we have considered ASC 970-323-35-16 to -17 and applied such guidance by analogy to partnerships that are not real estate ventures, including Teekay LNG and Teekay Offshore. In addition, we have considered ASC 260-10-55-103 to –106, which allocates net income (loss) of “master” limited partnerships between common unit holders, the general partner and the holder of the incentive distribution rights (which entitles the holder to an increasing portion of quarterly cash distributions as the amount of the quarterly distributions per unit exceed specified thresholds) to determine the partnership’s earnings per unit, and applied such guidance by analogy. Application of both areas of guidance results in the same conclusion.

ASC 970-323-35-16 to -17 indicates (emphasis added where underlined):

Venture agreements may designate different allocations among the investors for any of the following:

a.	Profits and losses

b.	Specified costs and expenses

c.	Distributions of cash from operations

d.	Distributions of cash proceeds from liquidation.

Such agreements may also provide for changes in the allocations at specified times or on the occurrence of specified events. Accounting by the investors for their equity in the venture’s earnings under such agreements requires careful consideration of substance over form and consideration of underlying values as discussed in paragraph 970-323-35-10. To determine the investor’s share of venture net income or loss, such agreements or arrangements shall be analyzed to determine how an increase or decrease in net assets of the venture (determined in conformity with GAAP) will affect cash payments to the investor over the life of the venture and on its liquidation. Specified profit and loss allocation ratios shall not be used to determine an investor’s equity in venture earnings if the allocation of cash distributions and liquidating distributions are determined on some other basis.

ASC 260-10-55-103 to -105 indicates in part:

When calculating earnings per unit under the two-class method for a master limited partnership, net income (or loss) for the current reporting period shall be reduced (or increased) by the amount of available cash that has been or will be distributed to the general partner, limited partners, and incentive distribution right holder for that reporting period.

Undistributed earnings shall be allocated to the general partner, limited partners, and incentive distribution right holder utilizing the contractual terms of the partnership agreement.

Any excess of distributions over earnings shall be allocated to the general partner and limited partners based on their respective sharing of losses specified in the partnership agreement (that is, the provisions for allocation of losses to the partners’ capital accounts for the period presented).

Consequently, in determining the method to calculate net (income) loss attributable to non-controlling interests on the consolidated statements of income (loss), we have concluded that an entity should consider not only the relative ownership percentages of the non-controlling interests compared to the controlling interest, but also other rights of the investors, particularly with respect to the right to receive dividends and distributions. Teekay’s investments in partially-owned subsidiaries can be divided into the following two categories, based on the rights of the investors:

Category 1 – Teekay’s Investments in Teekay LNG and Teekay Offshore.

Teekay LNG and Teekay Offshore are both “master” limited partnerships. Each partnership has limited partners and one general partner, which is the holder of the incentive distribution rights (or IDRs). In the case of Teekay Offshore, the limited partners hold common units and preferred units. In the case of Teekay LNG, the limited partners only hold common units. Teekay owns 100% of the general partner of both Teekay Offshore and Teekay LNG, less than 50% of the common units of both Teekay Offshore and Teekay LNG and none of the preferred units of Teekay Offshore. The respective general partners of Teekay Offshore and Teekay LNG control decision making for Teekay Offshore and Teekay LNG and also receive disproportionate shares of their quarterly cash distributions due to the general partners holding the IDRs, as further described below.

Allocation of Income (Loss) to Preferred Units - The preferred units held by Teekay Offshore’s limited partners rank senior as to payment of cash distributions and amounts payable upon liquidation, dissolution or winding up to Teekay Offshore’s common units and Teekay Offshore’s general partner interest and have no maturity date. Distributions on these preferred units accrue at a rate of 7.25% per annum, are cumulative from the date the preferred units were originally issued and will be payable if and when declared by the board of directors of Teekay Offshore’s general partner out of legally available funds for such purpose. The basis for attributing net income (loss) to the non-controlling interests which hold 100% of the preferred units is the amount of distributions declared each quarter. All remaining earnings of Teekay Offshore are available to be allocated to the common unitholders and general partner of Teekay Offshore.

Allocation of Income (Loss) to Common Units and General Partner - Teekay LNG and Teekay Offshore declare quarterly cash distributions from “operating surplus”, and to the extent all operating surplus has been distributed, any remaining amount from “capital surplus”. Operating surplus at a point in time is generally the undistributed amount of net operating cash flow generated by the partnership less reserves for future capital expenditures to maintain the size of the partnership’s fleet over the long-term as determined on a cumulative basis since the date of the initial public offering. Under the relevant partnership agreements, distributions per common unit from operating surplus for Teekay LNG and Teekay Offshore are allocated to the common unit holders and the general partner as follows:

Target Distribution	Teekay LNG	Teekay Offshore	Common Units	General Partner	General Partner (IDRs)
First	up to $0.4625	up to $0.4025	98%	2%	0%
Second	above $0.4625 up to $0.5375	above $0.4025 up to $0.4375	85%	2%	13%
Third	above $0.5375 up to $0.6500	above $0.4375 up to $0.525	75%	2%	23%
Thereafter	above $0.6500	above $0.525	50%	2%	48%

Distributions per common unit from capital surplus for Teekay LNG and Teekay Offshore are allocated 98% to common unit holders and 2% to the general partner until the common unit holders receive back an amount equal to the initial public offering price, and thereafter all distributions are treated as from operating surplus.

For each quarterly period, our method of attributing net income (loss) of that period to the non-controlling interests of Teekay LNG and Teekay Offshore begins by dividing the net income (loss) of Teekay LNG and Teekay Offshore that is available to be allocated (i.e. after the preferred unit allocation) to the common unit holders and to the general partner of such entities into two components. The first component consists of the cash distribution that Teekay LNG or Teekay Offshore will declare and pay for that quarterly period (the Distributed Earnings). The second component consists of the difference between the net income (loss) of Teekay LNG or Teekay Offshore that is available to be allocated to the common unit holders and general partner of such entity and the amount of the first component (the Undistributed Earnings). The portion of the Distributed Earnings that is allocated to the non-controlling interest is the amount of the cash distribution that Teekay LNG or Teekay Offshore will declare and pay to the non-controlling interest for that quarterly period. The portion of the Undistributed Earnings that is allocated to the non-controlling interest is based on the relative ownership percentages of the non-controlling interests of Teekay LNG and Teekay Offshore compared to the controlling interest.

In terms of the Distributed Earnings, since the portion of the Distributed Earnings that is allocated to the non-controlling interest is the actual amount of the cash distribution that Teekay LNG or Teekay Offshore will declare and pay to the non-controlling interests for that quarterly period, we believe this method of income allocation is consistent with the non-controlling interests’ rights to income distribution according to the partnership agreements.

In terms of the Undistributed Earnings, we considered whether the general partner would only be entitled to 2% of such amount based on its 2% ownership interest in the partnerships or whether the general partner would be entitled to 2% of Undistributed Earnings plus an additional share of Undistributed Earnings, pursuant to the general partner being the holder of the IDRs. The amount of quarterly distributions by Teekay LNG and Teekay Offshore is limited to Available Cash of such entities. Available Cash generally means all cash on hand at the end of the quarter less the amount of cash reserves established by the general partner to provide for the proper conduct of the business plus all working capital borrowing made after the end of the quarter. Since Distributed Earnings are limited by the Available Cash, the general partner would not be entitled to any of the undistributed earnings in excess of its 2% ownership interest in the partnerships. In addition, the general partner does not share in losses in excess of its 2% ownership interest in the partnerships according to the partnership agreements. Consequently, any undistributed losses in excess of the general partner’s 2% ownership interest in the partnerships would also not be allocated to the general partner. The only other return that common unit holders are entitled to would be in the event of liquidation. If this were to occur, the allocation of the liquidation distributions between the common unit holders and the general partner would be based on the relative ownership percentages of the common unit holders and the general partner until such time as the full amount of the initial unit price is returned to each common unit holder. Since the general partner is not entitled to a share of Undistributed Earnings above its 2% ownership interest and since the liquidation scenario is expected to result in a sharing of returns that reflects the relative ownership percentage of the common unit holders and the general partner, we believe that the Company’s method of attributing Undistributed Earnings of that period to the non-controlling interests of Teekay LNG and Teekay Offshore is appropriate as this method best meets the objective of matching the relative rights to income distribution to ownership rights and other substantive rights of the non-controlling interest.

A hypothetical example to demonstrate the method described above is as follows:

Fact Pattern:

•	Controlling interest owns 30% of the master limited partnership (MLP), from owning the 2% general partner interest (which is the holder of the IDRs) and the balance from owning common units and the non-controlling interests own 70% of the MLP from owning common units.

•	MLP earns net income of $12.0 million in the first quarter of 2014.

•	MLP declares and pays a distribution of $2.0 million to preferred unit holders for the first quarter of 2014.

•	MLP declares and pays a distribution to common unit holders and the general partner of $9.0 million for the first quarter of 2014, of which, and in accordance with the target distribution schedule for this hypothetical MLP, $1.0 million is paid to the controlling interest as holder of the IDRs and of the remaining $8.0 million, 2% (or $0.160 million) is paid to the controlling interest as holder of the general partner interest, 28% (or $2.24 million) is paid to the controlling interest as holder of the common units and 70% (or $5.6 million) is paid to the non-controlling interests as holder of the common units.

Result:

•	Of the $12.0 million of net income for the first quarter of 2014, the Distributed Earnings of $11.0 million would have been allocated to the controlling interest and non-controlling interests based on the actual cash distributions.

•	The Undistributed Earnings of $1.0 million would have been allocated to the general partner and holder of the common units based on their relative ownership percentage, which would have resulted in 2% being allocated to the general partner, 28% being allocated to the controlling interest as holder of the common units and 70% being allocated to the non-controlling interests as holders of the common units.

•	Consequently, for this hypothetical example, the $12.0 million of net income for the first quarter of 2014 would have been allocated to the controlling interest and non-controlling interests as follows:

	Controlling Interest				Non-controlling Interests
Net Income	IDRs General Partner	2% General Partner	Common Units	Subtotal	Common Units	Preferred Units	Subtotal	Total
Distributed	1.0	0.16	2.24	3.4	5.6	2.0	7.6	11.0
Undistributed	—	0.02	0.28	0.3	0.7	—	0.7	1.0
Total	1.0	0.18	2.52	3.7	6.3	2.0	8.3	12.0

Category 2 – Teekay’s Investment in Teekay Tankers and All Other Partially-Owned Subsidiaries.

The relative ownership percentage of the non-controlling interests compared to the controlling interest of Teekay Tankers and Teekay’s other partially-owned subsidiaries are consistent with investor rights with regards to allocation of profits and losses, dividends or distributions and liquidation. For all of these partially-owned subsidiaries, the basis for the attributing net income (loss) to the controlling interest and the non-controlling interests of these subsidiaries is based on the relative ownership interests of the non-controlling interests compared to the controlling interest, which is consistent with how dividends and distributions are paid or are payable.

B. Attribution of Other Amounts to the Controlling Interest and Non-Controlling Interests

When Teekay’s partially-owned subsidiaries declare dividends or distributions to their owners, or require all of their owners to contribute capital to the subsidiaries, such amounts are paid to, or received from, each of the subsidiary’s owners based on the relative ownership interests in the subsidiary. As such, any dividends or distributions paid to, or capital contributions received from, the non-controlling interests are reflected as a reduction (dividends or distributions) or an increase (capital contributions) in non-controlling interest on the Company’s consolidated balance sheet.

When Teekay’s partially-owned subsidiaries issue additional common shares or common units to non-controlling interests, Teekay is effectively selling a portion of the partially-owned subsidiaries.

Consequently, the proceeds received from the issuance of additional common shares or common units are allocated between non-controlling interest and retained earnings on the Company’s consolidated balance sheet. The portion allocated to non-controlling interest on the Company’s consolidated balance sheet consists of the carrying value of the partially-owned subsidiary effectively disposed of, with the remaining amount attributable to the controlling interest, which consists of the dilution gain or loss that is allocated to retained earnings as required by ASC 810-10-45-23.

* * * * *

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of the matters contained in this letter, please feel free to contact me at (604) 844-6617.

Sincerely,

/s/ Vincent Lok

Vincent Lok

Executive Vice President and Chief Financial Officer

(Principal Financial and Accounting Officer)

cc:	David Matheson (Perkins Coie LLP)

Eileen Mercier (Audit Committee Chair)

Philip Dowad (KPMG LLP)